Mail Stop 4561

April 21, 2006

Steve Wolosky, Esq.
Olshan Grundman Frome Rosenzweig & Wolosky, LLP
Park Avenue Tower
65 East 55th Street
New York, NY 10022

Re: S1 Corporation
PREN14A filed April 12, 2006
File No. 0-24931

Soliciting Materials filed pursuant to Rule 14a-12 on April 6 and
April 17, 2006
File No. 0-24931

Dear Mr. Wolosky:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.   Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement on Schedule 14A

General

1.   You filed this preliminary proxy under the Edgar tag "PREN14A." Please note that you should have filed it under the header tag "PREC14A." Please use this header tag when filing your next amendment.

2.   You disclose the members of the Ramius Group are the beneficial owners on 6,639,464 shares and that 6,490,722 of those shares are entitled to be voted at the annual meeting. Revise to also state the number of shares beneficially owned by the members of the Ramius Group as of the Record Date (i.e., March 31, 2006) and the number of those shares entitled to be voted at the annual meeting.

3.   We note your statement on page 2 that "the Company is substantially underperforming." A reasonable factual basis must exist for each assertion of opinion or belief that you make and support for opinions or beliefs should be self-evident, disclosed in the materials or provided to the staff on a supplemental basis. Please revise or advise. Please also revise to provide a basis for your assertion that "the S1 Board has not provided adequate direction to address the Company's key strategic and operational issues, and that "the Company does not have a coherent strategic plan."

4.   Please elaborate upon the "certain actions" you plan to implement to "promote corporate democracy" and "pursue a comprehensive operational improvement plan directed at restoring an acceptable level of profitability." Your disclosure should clearly explain the specific steps necessary to implement any proposed "value enhancing plans." If you have no specific plans to achieve any of the cited measures of profitability, please provide balancing disclosure clearly addressing your lack of plans.

5.   Please advise us why you believe that the periods selected for stock price information are representative and do not inappropriately skew the data.

Background to the Solicitation, page 6

6.   Refer to the second paragraph of page six. Explain why you believe the "missteps" referenced in the first sentence have had the causal effect of resulting in "a decline of S1's share price of approximately 77%." Please revise to provide balanced disclosure as to other factors outside the control of the company that may have impacted shares prices, such as the general performance of the stock market and/or other pressures within the industry that have resulted in lower overall stock prices. A reasonable factual basis must exist for each assertion of opinion or belief that you make and support for opinions or beliefs should be self-evident, disclosed in the materials or provided to the staff on a supplemental basis.

7.   Revise to include a brief and concise summary of the utility of the comparison with the "Broad Competitive Peer Group," explaining why these companies are comparable to, vary from and are useful in evaluating the financial and business performance of S1.

8.   Refer to the second paragraph on page seven. Explain the basis for your belief that the "problems" identified stem principally from "weaknesses in the Company's organization structure." In addition, explain why you believe the Company lacks a coherent strategic plan.

9.   Please provide a reasonable basis to support your assertions of the "defections" of certain other key employees.

10.   We note your statement that "all these factors have, in turn, caused the Company and its stockholders to suffer deteriorating operating performance, increased operational risk, a loss of investor confidence and, ultimately, an undervalued stock price." We also note that since Mr. Ellertson's departure and the "defection" of other key employees, the company's common stock price has increased from $4.08 in February to the current price of approximately $5.41. As such, provide a basis for your statement that this factor has caused deteriorating operating performance, loss of investor confidence and undervalued stock price.

Proposal 4, page 12

11.   Refer to the last sentence on page 15. The reference to "Class I Nominees" appears to be a typographical error. Please revise.

Proxy and Voting Procedures, page 17

12.   Revise to state how properly executed but unmarked proxy cards will be voted.

Abstentions, page 18

13.   Please expand your disclosure to explain what effect broker non-votes will have on the vote for your nominees and proposals. Refer to Item 21(b) of Schedule 14A.

Discretionary Voting, page 18

14.   Revise to disclose the manner in which investors holding their shares in street name may obtain instructions on how to vote their shares by proxy or in person at the annual meeting.

Proxy Card

15.   Please revise the proxy card to identify all persons on whose behalf the solicitation is being made. Refer to Item 4(a)(2) of Schedule 14A and Rule 14a-4(a)(1) of Regulation 14A.

DFAN14A filed April 6, 2006

16.   Communications made in reliance on Rule 14a-12 must be accompanied by a description of the participants' "direct or indirect interests." Ramius has inappropriately interpreted this rule to provide filers with the option of directing security holders to documents not filed under the cover of Schedule 14A. In future filings relating to this solicitation, either include participant information or refer to the preliminary or definitive proxy statement containing such information. See Rule 14a-12(a)(1)(i). This comment also applies to the DFAN14A filed on April 17, 2006.

                    *   *   *   *

        Please furnish a cover letter with your responses to our comments and provide any requested supplemental information. Please understand that we may have additional comments after reviewing any amendments to your filings and responses to our comments.

        In connection with responding to our comments, please provide, in writing, a statement from each participant and filing person, as appropriate, acknowledging that:

- the participant or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.

        You may contact Michael Pressman, Special Counsel, at (202) 551-3345, Rebekah

Toton at (202) 551-3857, or Anne Nguyen, Special Counsel, at (202) 551-3611, with any questions. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: <u>Via Facsimile (212) 451-2222</u>
       Andrew M. Freedman, Esq.
       Olshan Grundman Frome Rosenzweig & Wolosky, LLP
       Phone: (212) 451-2300